UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Amendment No. 2
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

DADA NEXUS LIMITED
(Name of the Issuer)

Dada Nexus Limited
JD.com, Inc.
JD.com Investment Limited
JD Sunflower Investment Limited
JD Sunflower Merger Sub Limited
JD.com International Limited
Windcreek Limited
(Names of Persons Filing Statement)
Ordinary Shares, par value $0.0001 per share*
American Depositary Shares, each representing four (4) Ordinary Shares
(Title of Class of Securities)
23344D 108**
(CUSIP Number)
Dada Nexus Limited 22/F, Oriental Fisherman’s Wharf No. 1088 Yangshupu Road Yangpu District, Shanghai 200082 People’s Republic of China +86 21 3165 7167
JD.com, Inc.
JD.com Investment Limited
JD Sunflower Investment Limited
JD Sunflower Merger Sub Limited
JD.com International Limited
Windcreek Limited
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
People’s Republic of China
+86 10 8911 8888

With copies to:
Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86 10 6502 8500	Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740 4700

This statement is filed in connection with (check the appropriate box):
a
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐ The filing of a registration statement under the Securities Act of 1933.

c
☐ A tender offer

d
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*
Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares

**
This CUSIP applies to the American depositary shares, each representing four (4) ordinary shares

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION
This Amendment No. 2 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Dada Nexus Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share,” and collectively, the “Shares”), including Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing four (4) Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act, (b) JD.com, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“JD”), (c) JD.com Investment Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“JD Investment”), (d) JD Sunflower Investment Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), (e) JD Sunflower Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), (f) JD.com International Limited, a company limited by shares incorporated under the laws of Hong Kong (the “Sponsor”), and (g) Windcreek Limited, a BVI business company with limited liability incorporated under the laws of the British Virgin Islands. This Transaction Statement amends and restates in its entirety the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Filing Persons on April 30, 2025.
Throughout this Transaction Statement, JD, JD Investment, Parent, Merger Sub, the Sponsor and Windcreek Limited are collectively referred to as the “JD Group.”
On April 1, 2025, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the “Merger”).
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Share issued and outstanding immediately prior to the Effective Time, other than Shares represented by ADSs, shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$0.5 in cash per Share (the “Per Share Merger Consideration”), without interest and net of any applicable withholding taxes, (ii) each ADS issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$2.0 in cash per ADS, without interest and net of any applicable withholding taxes, except for (x) (a) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (b) Shares (including Shares represented by ADSs) beneficially owned by the Company or any subsidiary of the Company or held in the Company’s treasury, and (c) Shares (including Shares represented by ADSs) held by the ADS Depositary and reserved for issuance, settlement and allocation pursuant to the Second Amended and Restated 2015 Equity Incentive Plan of the Company and the Amended and Restated 2020 Share Incentive Plan of the Company (collectively, the “Company Share Plans”), in each case, issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor, and (y) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such Shares in accordance with Section 238 of the Cayman Islands Companies Act.
In addition to the foregoing, at the Effective Time, each option (each, a “Company Option”) to purchase Shares granted under the Company Share Plans, that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled in exchange for the right of each holder of such Company Option to receive cash, without interest and net of any applicable withholding taxes, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Company Option and (y) the number of Shares underlying such Company Option (assuming such holder exercises such Company Option in full immediately prior to the Effective Time), provided that if the exercise price per Share of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option will be cancelled without any cash payment being made in respect thereof.
At the Effective Time, each restricted share unit granted under the Company Share Plans (each, a “Company RSU”), that is (x) vested and outstanding immediately prior to the Effective Time and (y) unvested, outstanding and held by any independent director of the Company immediately prior to the Effective Time, will be cancelled in exchange for the right of the holder of such Company RSU to receive cash, without interest and net of any applicable withholding taxes, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, in the amount equal to the Per Share Merger Consideration for each Share underlying such Company RSU.
At the Effective Time, each Company RSU that is unvested and outstanding immediately prior to the Effective Time (other than those held by the independent directors of the Company) will be cancelled in exchange for the right of each holder of such Company RSU to receive a restricted share unit or similar award that entitles that holder to receive such number of Class A ordinary share(s) of JD (rounded down to the nearest whole share) as is equal to the product obtained by multiplying (x) the number of Shares underlying such unvested Company RSU by (y) the Exchange Ratio (as defined below), and such newly issued RSUs will be subject to vesting conditions and provisions relating to vesting acceleration (if any) the same as, and other terms and conditions substantially the same as, those that were applicable to such unvested Company RSUs immediately prior to the Effective Time. The “Exchange Ratio” means the Per Share Merger Consideration divided by the result of dividing (x) the average closing price of an American depositary share of JD listed on Nasdaq during the five (5) consecutive trading days immediately preceding the closing date of the Merger by (y) the number of Class A ordinary shares of JD represented by such an American depositary share of JD listed on Nasdaq.
The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution of the shareholders of the Company in accordance with the Company’s eighth amended and restated memorandum and articles of association and the Cayman Islands Companies Act, which requires the affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the Merger Agreement, Parent and Merger Sub will vote and cause their respective affiliates to vote, or cause to be voted, all of the Shares held directly or indirectly by them and their respective affiliates in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which collectively represent approximately 63.4% of the Company’s total issued and outstanding Shares and approximately 63.4% of the voting power of the total issued and outstanding Shares, each as of the date hereof.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.
Item 1
Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2
Subject Company Information

(a)
Name and Address.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

(b)
Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“THE EXTRAORDINARY GENERAL MEETING — Record Date; Shares and ADSs Entitled to Vote”

•
“THE EXTRAORDINARY GENERAL MEETING — Procedures for Voting”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)
Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(d)
Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS”

(e)
Prior Public Offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS — Prior Public Offerings”

(f)
Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS”

Item 3
Identity and Background of Filing Persons

(a)
Name and Address.   Dada Nexus Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(b)
Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)
Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4
Terms of the Transaction

(a) – (1)
Material Terms — Tender Offers.   Not applicable.

(a) – (2)
Material Terms — Merger or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Limited Guarantee”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — U.S. Federal Income Tax Consequences”

•
“SPECIAL FACTORS — PRC Income Tax Consequences”

•
“SPECIAL FACTORS — Cayman Islands Tax Consequences”

•
“THE EXTRAORDINARY GENERAL MEETING”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)
Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE EXTRAORDINARY GENERAL MEETING — Proposals to be Considered at the Extraordinary General Meeting”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(d)
Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“DISSENTERS’ RIGHTS”

•
“ANNEX D — CAYMAN ISLANDS COMPANIES ACT — SECTION 238”

(e)
Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)
Eligibility of Listing or Trading.   Not applicable.

Item 5
Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Related Party Transactions”

•
“TRANSACTIONS IN THE SHARES AND ADSS”

(b)
Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)
Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — Voting by the JD Group at the Extraordinary General Meeting”

•
“THE MERGER AGREEMENT”

•
“TRANSACTIONS IN THE SHARES AND ADSS”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 6
Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(c)(1) – (8)
Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Merger Agreement”

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 7
Purposes, Alternatives, Reasons and Effects

(a)
Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SUMMARY TERM SHEET — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

(b)
Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the JD Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Alternatives to the Merger”

•
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

(c)
Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the JD Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Purposes of and Reasons for the Merger”

•
“SPECIAL FACTORS — Alternatives to the Merger”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

(d)
Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Purposes and Effects of the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Effects of the Merger on the Company”

•
“SPECIAL FACTORS — Plans for the Company after the Merger”

•
“SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SPECIAL FACTORS — U.S. Federal Income Tax Consequences”

•
“SPECIAL FACTORS — PRC Income Tax Consequences”

•
“SPECIAL FACTORS — Cayman Islands Tax Consequences”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

Item 8
Fairness of the Transaction

(a) – (b)
Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Position of the JD Group as to the Fairness of the Merger”

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the JD Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“ANNEX C — FAIRNESS OPINION”

(c)
Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“THE EXTRAORDINARY GENERAL MEETING — Vote Required”

(d)
Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — FAIRNESS OPINION”

(e)
Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9
Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — FAIRNESS OPINION”

(b)
Preparer and Summary of the Report, Opinion or Appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SPECIAL FACTORS — Background of the Merger”

•
“SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

•
“ANNEX C — FAIRNESS OPINION”

(c)
Availability of Documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
Item 10
Source and Amount of Funds or Other Consideration

(a)
Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“THE MERGER AGREEMENT”

•
“ANNEX A — AGREEMENT AND PLAN OF MERGER”

•
“ANNEX B — PLAN OF MERGER”

(b)
Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

(c)
Expenses.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SPECIAL FACTORS — Fees and Expenses”

(d)
Borrowed Funds.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Financing of the Merger”

•
“SPECIAL FACTORS — Financing of the Merger”

•
“THE MERGER AGREEMENT — Financing”

Item 11
Interest in Securities of the Subject Company

(a)
Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)
Securities Transactions.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“TRANSACTIONS IN THE SHARES AND ADSS”

Item 12
The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

•
“SPECIAL FACTORS — Voting by the JD Group at the Extraordinary General Meeting”

•
“THE EXTRAORDINARY GENERAL MEETING — Vote Required”

•
“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(e)
Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — Position of the JD Group as to the Fairness of the Merger”

•
“SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“SPECIAL FACTORS — Position of the JD Group as to the Fairness of the Merger”

•
“THE EXTRAORDINARY GENERAL MEETING — The Board’s Recommendation”

Item 13
Financial Statements

(a)
Financial Information.   The audited financial statements of the Company for the two years ended December 31, 2023 and 2024 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2024, originally filed on April 14, 2025 (see page F-5 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“FINANCIAL INFORMATION”

•
“WHERE YOU CAN FIND MORE INFORMATION”

(b)
Pro Forma Information.   Not applicable.

Item 14
Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“THE EXTRAORDINARY GENERAL MEETING — Solicitation of Proxies”

(b)
Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“SUMMARY TERM SHEET — The Parties Involved in the Merger”

•
“SPECIAL FACTORS — Interests of Certain Persons in the Merger”

•
“ANNEX E — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15
Additional Information

(b)
Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits
(a) – (1)	Proxy Statement of the Company dated May 8, 2025 (the “Proxy Statement”).
(a) – (2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a) – (3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a) – (4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a) – (5)	Press Release issued by the Company, dated April 1, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 1, 2025.*
(c) – (1)	Opinion of Kroll, LLC (“Duff & Phelps”), dated April 1, 2025, incorporated herein by reference to Annex C to the Proxy Statement.
(c) – (2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated April 1, 2025.*
(d) – (1)	Agreement and Plan of Merger, dated as of April 1, 2025, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d) – (2)
Limited Guarantee, dated April 1, 2025, by the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 99.12 to Schedule 13D/A jointly filed by JD, JD Investment, Parent and Windcreek Limited with the SEC on April 1, 2025.*

(d) – (3)
Commitment Letter, dated April 1, 2025, by and between the Sponsor and Parent, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by JD, JD Investment, Parent and Windcreek Limited with the SEC on April 1, 2025.*

(f) – (1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f) – (2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*
Previously filed.

EXHIBIT INDEX
(a) – (1)	Proxy Statement of the Company dated May 8, 2025 (the “Proxy Statement”).
(a) – (2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a) – (3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a) – (4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a) – (5)	Press Release issued by the Company, dated April 1, 2025, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 1, 2025.*
(c) – (1)	Opinion of Kroll, LLC (“Duff & Phelps”), dated April 1, 2025, incorporated herein by reference to Annex C to the Proxy Statement.
(c) – (2)	Discussion Materials prepared by Duff & Phelps for discussion with the special committee of the board of directors of the Company, dated April 1, 2025.*
(d) – (1)	Agreement and Plan of Merger, dated as of April 1, 2025, by and between the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d) – (2)
Limited Guarantee, dated April 1, 2025, by the Sponsor in favor of the Company, incorporated herein by reference to Exhibit 99.12 to Schedule 13D/A jointly filed by JD, JD Investment, Parent and Windcreek Limited with the SEC on April 1, 2025.*

(d) – (3)
Commitment Letter, dated April 1, 2025, by and between the Sponsor and Parent, incorporated herein by reference to Exhibit 99.11 to the Schedule 13D/A filed by JD, JD Investment, Parent and Windcreek Limited with the SEC on April 1, 2025.*

(f) – (1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f) – (2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.
107	Calculation of Filing Fee Tables*

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 8, 2025
DADA NEXUS LIMITED
By:
/s/ Laura Marie Butler

Name:
Laura Marie Butler

Title:
Chairperson of the Special Committee

[Signature Page to Schedule 13E-3 Transaction Statement]

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 8, 2025
JD.COM, INC.
By:
/s/ Sandy Ran Xu

Name:
Sandy Ran Xu

Title:
Director and Chief Executive Officer

JD.COM INVESTMENT LIMITED
By:
/s/ Nani Wang

Name:
Nani Wang

Title:
Director

JD SUNFLOWER INVESTMENT LIMITED
By:
/s/ Nani Wang

Name:
Nani Wang

Title:
Director

JD SUNFLOWER MERGER SUB LIMITED
By:
/s/ Ge Wang

Name:
Ge Wang

Title:
Director

JD.COM INTERNATIONAL LIMITED
By:
/s/ Jianguang Shen

Name:
Jianguang Shen

Title:
Director

WINDCREEK LIMITED
By:
/s/ Nani Wang

Name:
Nani Wang

Title:
Director

[Signature Page to Schedule 13E-3 Transaction Statement]